838024-0142

AMENDMENT

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF ELYSIUM INTERNET, INC.

Pursuant to the applicable provisions of the Utah Business Corporations Act, the undersigned Corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation by stating the following:

FIRST: The present name of the corporation is Elysium Internet, Inc.

SECOND: The following amendments to its Amended and Restated Articles of Incorporation were adopted by the shareholders of the Corporation on April 15TH, 2011, in the manner prescribed by Utah law.

1. Article FIRST is amended as follows:

"FIRST: The name of the Corporation is TheDirectory.com, Inc."

2. Subsection A of Article FIFTH is amended as follows:

"FIFTH: A. "The total number of shares of all classes of stock which the Corporation shall have authority to issue is Three Billion, Five Hundred and One million (3,501,000,000), consisting of Three Billion and Five Hundred million (3,500,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and One Million (1,000,000) shares of preferred stock, par value one-tenth of one cent ($0.001) per share (the "Preferred Stock")."

THIRD: The number of shares of the Corporation outstanding at the time of the adoption of said amendment and the number of shares entitled to vote thereon was 2,295,624,262 common and 270,000 preferred.

FOURTH: The number of shares voted for such amendments was 270,000 preferred (54%) and the number voted against such amendments was zero (0).

I, THE UNDERSIGNED, being the Chairman of the Board of Directors of the Corporation, for the purpose of adopting these Articles of Amendment to our Amended and Restated Articles of Incorporation, do certify that the facts herein are true, and accordingly, have set my hand and seal this 15th day of April, 2011.

Attest:
ELYSIUM INTERNET, INC.

By: [signature]
Name: Scott Gallagher
Title: President, Chairman of the Board of Directors, and Secretary